February 16, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX 1-603-332-7429

Ms. Suzanne Verrill
Chief Financial Officer
Brandpartners Group, Inc.
10 Main Street
Rochester, NH 03839

RE:	Brandpartners Group, Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the year ended March 31, 2004 and June 30, 2005
File no. 00-16530

Dear Ms. Verrill:

      We have reviewed your letter filed on December 20, 2005 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

1. We note your response to our prior comment number one. Given the differences in business models and profit goals of your business units, you have not met the aggregation criteria in paragraph 17 of
SFAS 131 that calls for similar economic characteristics. Your assertion that you service a single marketplace, your products offerings use one set of resources and the customer sees only the Company as a whole does not appear to address the criteria in paragraph 10 of SFAS 131. Please address the following comments relating to your Merchandising, Creative and Design/Build business units:

* Clarify whether your chief operating decision maker reviews operating results of Merchandising, Creative and Design/Build business units separately and together as a whole.
* Specifically discuss the measure of profit and loss reviewed by the chief operating decision maker.
* Provide us with a copy of the operating information that is regularly reviewed by the chief operating decision maker.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact
Kelly
McCusker at (202) 551-3433 or me at (202) 551-3414.

      Sincerely,



							Jorge Bonilla
      Senior Staff Accountant
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Ms. Verrill
Brandpartners Group, Inc.
February 16, 2005
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